CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Floating Rate Senior Notes due December 22, 2016	$200,000,000.00	$23,240.00
Guarantee of Floating Rate Senior Notes due December 22, 2016	–	(2)
Total	$200,000,000.00	$23,240.00

(1)	Calculated in accordance with Rule 457(r)

(2)	Pursuant to Rule 457(n), no separate fee is payable with respect to the guarantee

Pricing Supplement No. 58 (To Prospectus Supplement dated September 29, 2014, Prospectus Supplement Addendum dated March 10, 2015 and Prospectus dated June 7, 2013)	Filed Pursuant to Rule 424(b)(2) Registration Nos. 333-189150 and 333-189150-01 June 15, 2015

Lloyds Bank plc

fully and unconditionally guaranteed by Lloyds Banking Group plc

$200,000,000 Floating Rate Senior Notes due December 22, 2016,

Medium-Term Notes, Series A (the “Notes”)

Aggregate Principal Amount:	US$200,000,000	Issuer:	Lloyds Bank plc (“Lloyds Bank”)
Issue Price:	100%	Guarantor:	Lloyds Banking Group plc (“LBG”)
Trade Date:	June 15, 2015	Denominations:	Minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof.
Issue Date:	June 22, 2015	Business Days:	New York, London
Maturity Date:	December 22, 2016	Business Day Convention:	Modified following, adjusted
Base Rate:	Federal Funds Rate	Day Count Basis:	Actual / 360
Spread:	Plus 0.54%	Interest Period:	Daily
CUSIP:	5394E8CP2	Interest Reset Date:	Daily
ISIN:	US5394E8CP26	Selling Agents:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Lloyds Securities Inc.

(Terms continued on following page)

U.K. Bail-in Power Acknowledgment: Yes. Each holder of the Notes (including each beneficial owner) acknowledges and agrees to be bound by, and consents to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority that may result in (i) the cancellation of all, or a portion, of the principal amount of, or interest or coupon on, the Notes and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest or coupon on, such Notes into shares or other securities or other obligations of Issuer, the Guarantor or another person. See, also the section entitled “Agreement with Respect to the Exercise of the U.K. Bail-in Power” on page S-27 of the prospectus supplement, and “Recent regulatory developments in the EU and in the United Kingdom may affect your rights under the Notes and the value of the Notes” below.

Unless otherwise defined herein, terms used in this pricing supplement are defined in the accompanying prospectus supplement, prospectus supplement addendum or prospectus.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus supplement.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement, prospectus supplement addendum or prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Selling Agents’ Commission (1)	Proceeds to Issuer
Per Note	US$1,000	US$0	US$1,000
Total	US$200,000,000	US$0	US$200,000,000

(1)	The proceeds you might expect to receive if you were able to resell the Notes on the Issue Date are expected to be less than the Issue Price of the Notes. This is because the Issue Price reflects certain hedging costs associated with the Notes. For additional information, see “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-2 of this pricing supplement.

Lloyds Securities Inc. (“Lloyds Securities”), a Selling Agent for this offering, is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” below.

BofA Merrill Lynch	Lloyds Securities

(Terms continued from preceding page)

New York City Banking Day Convention:	Modified following, adjusted
Initial Interest Rate:	The initial interest rate will be equal to the base rate (to be determined by the calculation agent on the New York City banking day prior to the issue date) plus the spread.
Interest Determination Dates:	The New York City banking day immediately preceding the interest reset date; provided that the interest determination date for an interest reset date that is following the interest calculation date to, but excluding, the following interest payment date will be the New York City banking day immediately preceding the interest calculation date.
Interest Calculation Date:	Two New York City banking days prior to the related interest payment date, subject to adjustment in accordance with the New York City banking day convention.
Interest Payment Dates:	Quarterly, payable in arrears on the 22nd of each March, June, September and December, commencing on September 22, 2015 and ending on the Maturity Date.
Settlement and Clearance:	DTC; Book-entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Trustee and Paying Agent:	The Bank of New York Mellon, acting through its London Branch
Calculation Agent:	Merrill Lynch International
Governing Law:	New York
Redemption:	Not applicable, except upon the occurrence of one or more changes in tax law that would require the Issuer or the Guarantor to pay additional amounts and in other limited circumstances as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus, the Issuer may redeem all, but not fewer than all, of the Notes prior to maturity.

Supplemental Plan of Distribution (Conflicts of Interest)

The Selling Agents identified on the cover of this pricing supplement have agreed with us to act in such capacity in connection with the offer and sale of the Notes. Each Selling Agent has agreed to purchase the Notes as principal from the Issuer, and we have agreed to sell, the Principal Amount of Notes opposite such Selling Agent’s name in the following table. Neither Selling Agent will receive a selling commission in connection with the sale of the Notes.

Selling Agents	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$100,000,000
Lloyds Securities Inc.	$100,000,000

The Selling Agents have agreed to reimburse us for certain expenses relating to the offering in an amount up to $20,000.

We have agreed to enter into a swap transaction with an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated – please see “Use of Proceeds and Hedging” below.

We own, directly or indirectly, all of the outstanding equity securities of Lloyds Securities. Because Lloyds Securities is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, Lloyds Securities may not make sales in offerings of the Notes to any of its discretionary accounts without the prior written approval of the customer. Following the initial distribution of any of the Notes, Lloyds Securities may offer and sell the Notes in the course of its businesses as broker-dealer. Lloyds Securities may also use this pricing supplement in connection with these transactions. See “Supplemental Plan of Distribution” in the accompanying prospectus supplement on page S-39.

We expect to deliver the Notes against payment therefor on a date that is more than three business days after the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than three business days after the Trade Date, purchasers who wish to trade the Notes more than three business days prior to the Issue Date of the Notes will be required to specify alternative arrangements to prevent a failed settlement and should consult their own advisers in connection with that election.

Use of Proceeds and Hedging

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” on page 1 of the accompanying prospectus. We will enter into a swap transaction with Merrill Lynch, Pierce, Fenner & Smith Incorporated to hedge our obligations under the Notes, and Merrill Lynch, Pierce, Fenner & Smith Incorporated expects to realize a profit in connection with such swap transaction.

Tax Consequences

 PS-2

You should review carefully the section in the prospectus supplement entitled “U.S. Federal Income Tax Consequences.” We intend to treat the Notes as “variable rate debt instruments” for U.S. federal income tax purposes, and we expect them to be treated as issued without original issue discount. You will be required to include stated interest in income at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes, and any gain or loss realized upon the sale, exchange or redemption of the Notes generally will be capital gain or loss. Interest income earned with respect to the Notes will be foreign-source income.

For a discussion of U.K. tax considerations relating to the Notes, you should refer to the section in the prospectus supplement entitled “Taxation in the United Kingdom.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Recent regulatory developments in the EU and in the United Kingdom may affect your rights under the Notes and the value of the Notes. The U.K. Financial Services (Banking Reform) Act 2013 became law in the United Kingdom on December 18, 2013, and granted the “U.K. bail-in power” as part of the powers of the U.K. resolution authority. The “U.K. bail-in power” is a power exercisable by the relevant U.K. resolution authority relating to the resolution of banks, banking group companies, credit institutions, and/or investment firms incorporated in the United Kingdom, and is applicable to the Issuer, Guarantor, and its affiliates. The U.K. bail-in power is designed for the relevant U.K. resolution authority to recapitalize a failing institution by allocating losses to its shareholders and bondholders (potentially including holders of the Notes), and includes the power to (i) cancel all or a part of the principal amount of, or interest on, the Notes, or otherwise modify the terms of the Notes and/or (ii) convert all, or part of the principal amount of, or interest on, the Notes into shares or other securities or other obligations of the Issuer, the Guarantor or another person. The U.K. bail-in power will be able to be exercised on or after a date that shall be determined by the U.K. Treasury, and then may be exercised when the relevant U.K. resolution authority determines that (i) the relevant bank is failing or likely to fail, (ii) it is not reasonably likely that any other action can be taken to avoid the bank’s failure, and (iii) it is in the public interest to exercise the U.K. bail-in power.

Any exercise, or threat of exercise, of the U.K. bail-in power would have a significant negative effect on the value of the Notes. In addition, you are likely to have limited rights or no rights to challenge any decision regarding the exercise of the U.K. bail-in power or to have any such decision reviewed by a judicial or administrative process or otherwise. For additional information on the U.K. bail-in power, please see “Recent Regulatory Developments in the E.U. and the U.K.” beginning on page S-28 of the prospectus supplement and “Holders of the Notes may be required to absorb losses in the event we become subject to recovery and resolution action” on page S-4 of the prospectus supplement.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as United States counsel, when the Notes offered by this pricing supplement have been executed and issued by the Issuer, authenticated by the trustee pursuant to the indenture, delivered against payment as contemplated herein and the related guarantee has been executed by the Guarantor, such Notes will constitute valid and binding obligations of the Issuer, and the related guarantee will constitute a valid and binding obligation of the Guarantor, in each case enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Scots law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of CMS Cameron McKenna LLP, dated May 12, 2015 and filed as an exhibit to a report on Form 6-K filed by the Guarantor on May 12, 2015. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Linklaters LLP, dated May 12, 2015 and filed as an exhibit to a report on Form 6-K filed by the Guarantor on May 12, 2015. The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinions of CMS Cameron McKenna LLP and Linklaters LLP. In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the Notes, the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes, and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated May 12, 2015, which was filed as an exhibit to a report on Form 6-K filed by the Guarantor on May 12, 2015.

 PS-3